Exhibit 99.1

China Customer Relations Centers, Inc. Announces First Half of 2017 Financial Results

TAI'AN, China, Dec. 15, 2017 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) ("CCRC" or the "Company"), a leading call center business process outsourcing ("BPO") service provider in China, today announced its financial results for the six months ended June 30, 2017.

Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC, commented, "The momentum of our business remained strong as we maintained nearly full capacity during the first half of this year. However, due to capacity limitations, we were forced to give up on several low priority clients to make room for new clients that included China Merchants Bank, ofo, Rong360.com, TianAn Life Insurance, and J.K. Life Insurance. Due to our business portfolio restructuring, our revenues were essentially flat year over year while margins and profitability decreased. The minor decline in margins and profitability was primarily due to higher operating expenses incurred during the first half of this year. Looking ahead, we have been taking steps to add additional capacity, and we expect growth to return in the second half of the year."

Six Months Ended June 30, 2017 Unaudited Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$34.7	$34.5	0.7%
Gross profit	$9.9	$10.0	-0.9%
Gross margin	28.6%	29.1%	-0.5 pp*
Operating income	$3.1	$5.2	-40.6%
Operating margin	8.8%	15.0%	-6.1 pp*
Net income attributable to CCRC	$4.0	$4.6	-11.2%
EPS - basic and diluted	$0.22	$0.28	-22.4%

* PP: percentage points

Revenues

For the six months ended June 30, 2017, revenues increased by $0.3 million, or 0.7%, to $34.7 million from $34.5 million for the same period last year. We continued to see strong demand for our business from existing BPO clients as well as new clients with nearly full seat utilization rate during the six months ended June 30, 2017. We added several high-profile clients, including China Merchants Bank, ofo, Rong360.com, Tianan Life Insurance, and J.K. Life Insurance, and dropped several lower volume clients due to seat limitations during the six months ended June 30, 2017.

Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $0.3 million, or 1.4%, to $24.8 million for the six months ended June 30, 2017 from $24.5 million for the same period last year. As a percentage of revenues, cost of revenues was 71.4% for the six months ended June 30, 2017, compared to 70.9% for the same period last year.

Gross profit and gross margin

Gross profit decreased by $0.1 million, or 0.9%, to $9.9 million for the six months ended June 30, 2017 from $10.0 million for the same period last year. Gross margin decreased by 0.5 percentage points to 28.6% for the six months ended June 30, 2017 from 29.1% for the same period last year.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $2.0 million, or 41.2%, to $6.9 million for the six months ended June 30, 2017 from $4.9 million for the same period last year. The increase in selling, general and administrative expenses was a result of higher payroll and bonus expenses paid to the administrative personnel and the management team, and increase in our research and development activities. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in the second half of 2017 due to the continuing expansion of our business.

Operating income and operating margin

Income from operations decreased by $2.1 million, or 40.6%, to $3.1 million for the six months ended June 30, 2017 from $5.2 million for the same period last year. The decrease in operating income was mainly driven by an increase in selling, general and administrative expenses. Operating margin was 8.8% for the six months ended June 30, 2017, compared to 15.0% for the same period last year.

Other income (expenses)

We received government grants, which are discretionary and unpredictable in nature, of $1.3 million during the six months ended June 30, 2017, compared to $0.4 million during the same period of last year. Government grants as a percentage of net income were 31.0% for the six months ended June 30, 2017, compared to 9.7% for the same period of last year. Total other income, net of other expenses, increased by $1.0 million, or 230.0%, to $1.4 million for the six months ended June 30, 2017, compared to $0.4 million for the same period of last year.

Income before provision for income taxes

Income before provision for income taxes decreased by $1.1 million, or 19.7%, to $4.5 million for the six months ended June 30, 2017 from $5.6 million for the same period of last year. The decrease in income before provision for income taxes was mainly due to the increase in selling, general and administrative expenses and partially offset by the increase in government grants received.

Income taxes

Provision for income taxes was $0.3 million for the six months ended June 30, 2017, compared to $1.0 million for the same period of last year.

Net income

Net income decreased by $0.3 million, or 7.2%, to $4.2 million for the six months ended June 30, 2017 from $4.6 million for the same period last year. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $4.0 million, or $0.22 per basic and diluted share, for the six months ended June 30, 2017, compared to $4.6 million, or $0.28 per basic and diluted share, for the same period of last year.

Financial Conditions

As of June 30, 2017, the Company had cash of $14.9 million, compared to $15.9 million at December 31, 2016. Total working capital was $25.8 million as of June 30, 2017, compared to $22.7 million at the end of 2016.

Net cash provided by operating activities was $1.1 million for the first half of 2017, compared to net cash used in operating activities of $0.6 million for the same period of last year. Net cash used in investing activities was $2.3 million for the first half of 2017, compared to $0.5 million for the same period of last year. Net cash used in financing activities was $0.1 million for the first half of 2017, compared to $1.3 million for the same period of last year.

Recent Development

On September 16, 2017, The Company held its 2017 Annual Meeting of Shareholders at its headquarters in Taian City, Shandong Province.  The Company's shareholders: 1) ratified the appointment of MaloneBailey, LLC as its independent registered public accounting firm for the fiscal year of 2017; and 2) reelected Jie Xu and Tianjun Zhang as Class I Directors.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a BPO service provider focusing on the complex, voice-based segment of customer care services, including:

•	customer relationship management;
•	technical support;
•	sales;
•	customer retention;
•	marketing surveys; and
•	research.

The Company's service is currently delivered from call centers located at over 20 cities across 12 provinces, autonomous regions and municipalities in China, including Shandong, Jiangsu, Anhui, Hebei, Xinjiang, Guangxi, Jiangxi, Chongqing, Beijing, Henan, Shanghai and Sichuan. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company's statements regarding its continued growth and business outlook, are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	Unaudited
ASSETS
Cash	$14,945,618	$15,947,268
Accounts receivable, net	14,494,561	13,595,396
Notes receivable, current	560,728	547,259
Prepayments	1,035,794	504,780
Due from related parties	202,930	248,866
Restricted cash	500,000	-
Other current assets	1,490,701	1,041,923
Total current assets	33,230,332	31,885,492
Restricted cash, non-current	-	500,000
Cost method investments	2,065,841	-
Notes receivable - related party, non-current	929,629	907,297
Property and equipment, net	4,832,675	4,360,976
Deferred tax assets	126,753	69,864
Total assets	$41,185,230	$37,723,629

LIABILITIES AND EQUITY
Accounts payable	$552,836	$664,838
Accounts payable - related party	58,235	129,489
Accrued liabilities and other payables	2,504,389	3,603,471
Deferred revenue	579,415	607,160
Wage payable	3,511,181	2,885,735
Income taxes payable	187,975	883,654
Due to related parties	-	446,050
Total current liabilities	7,394,031	9,220,397
Total liabilities	7,394,031	9,220,397
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of June 30, 2017 and December 31, 2016	18,330	18,330
Additional paid-in capital	10,821,525	11,178,774
Retained earnings	21,172,631	17,226,261
Statutory reserves	2,165,686	2,067,835
Accumulated other comprehensive loss	(1,285,836)	(1,987,968)
Total China Customer Relations Centers, Inc. shareholders' equity	32,892,336	28,503,232
Noncontrolling interest	898,863	-
Total equity	33,791,199	28,503,232
Total liabilities and equity	$41,185,230	$37,723,629

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
Revenues, net	$34,737,119	$34,479,256
Cost of revenues	24,799,720	24,453,004
Gross profit	9,937,399	10,026,252
Operating expenses:
Selling, general & administrative expenses	6,870,337	4,867,054
Total operating expenses	6,870,337	4,867,054
Income from operations	3,067,062	5,159,198
Other income (expenses):
Interest expense	-	(43,591)
Government grants	1,309,558	442,758
Other income	170,032	162,198
Other expense	(57,080)	(130,247)
Total other income	1,422,510	431,118
Income before provision for income taxes	4,489,572	5,590,316
Income tax provision	262,223	1,036,174
Net income	4,227,349	4,554,142
Less: net income attributable to noncontrolling interest	183,128	-
Net income attributable to China Customer Relations Centers, Inc.	$4,044,221	$4,554,142

Comprehensive income
Net income	$4,227,349	$4,554,142
Other comprehensive income (loss)
Foreign currency translation adjustment	707,037	(453,333)
Comprehensive income	4,934,386	4,100,809
Less: Comprehensive income attributable to noncontrolling interest	201,341	-
Comprehensive income attributable to China Customer Relations Centers, Inc.	$4,733,045	$4,100,809
Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.22	$0.28
Diluted	$0.22	$0.28
Weighted average common shares outstanding
Basic	18,329,600	16,015,079
Diluted	18,329,600	16,015,079

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net income	$4,227,349	$4,554,142
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	2,541	-
Depreciation	808,302	495,286
Deferred income taxes	(54,388)	(50,935)
Changes in assets and liabilities:
Accounts receivable	(556,543)	(6,248,292)
Due from related parties	-	(12,684)
Prepayments	(1,341,182)	144,551
Other current assets	(415,423)	(28,387)
Accounts payable	(171,593)	22,160
Accounts payable - related party	(73,387)	-
Wage Payable	546,565	59,114
Income taxes payable	(707,263)	144,352
Deferred revenue	(42,085)	-
Accrued liabilities and other payables	(1,125,830)	276,715
Net cash provided by (used in) operating activities	1,097,063	(643,978)
Cash flows from investing activities
Purchases of property and equipment	(251,460)	(519,431)
Proceed from disposal of property and equipment	73	-
Advance to related party	(21,821)	-
Payments for cost method investments	(2,025,526)	-
Net cash used in investing activities	(2,298,734)	(519,431)
Cash flows from financing activities
Contribution from noncontrolling investor in subsidiary	353,581	-
Repayments to related parties	(465,828)	-
Borrowings from short term loans	-	266,829
Repayment of short term loans	-	(1,531,213)
Net cash used in financing activities	(112,247)	(1,264,384)
Effect of exchange rate changes on cash and cash equivalents	312,268	(162,770)
Net change in cash and cash equivalents	(1,001,650)	(2,590,563)
Cash and cash equivalents, beginning of the period	15,947,268	13,623,849
Cash and cash equivalents, end of the period	$14,945,618	$11,033,286
Supplemental cash flow information
Interest paid	$-	$43,591
Income taxes paid	$989,916	$739,233
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$829,939	$472,105
Liabilities assumed in connection with purchase of property and equipment	$91,023	$292,585